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                             November 10, 2022

       Karl Kan Zhang
       Chairman of the Board and Chief Technology Officer
       CooTek(Cayman)Inc.
       9-11F, T2, No.16 Lane 399 Xinlong Road, Minhang District
       Shanghai, 201101
       People's Republic of China

                                                        Re: CooTek(Cayman)Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 29,
2022
                                                            File No. 001-38665

       Dear Karl Kan Zhang:

              We have reviewed your October 27, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our September
       19, 2022 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Financial Information Related to the VIE's, page 8

   1. We note your response to our prior comment 5. The line item "Equity in (loss)
                                                        income from
subsidiaries and share of loss from VIEs" in your proposed revised disclosures appears to
imply an equity relationship exists between the WFOE and the
                                                        VIEs. Please revise to
present the share of (loss)/income from VIEs in a separate line item from the equity in
(loss) income from subsidiaries. Also, we note that the amounts included in this line
item for each column, as adjusted for the amounts in the eliminations column, do not foot
across to the consolidated total in your current proposed disclosures in
                                                        Appendix I. Please
ensure this is corrected when you revise the consolidating income statement to address
this comment.
 Karl Kan Zhang
CooTek(Cayman)Inc.
November 10, 2022
Page 2
Item 15. Controls and Procedures, page 150

2. Please amend the filing to disclose management's assessment of your internal control over financial reporting (ICFR) as effective as noted in response to comment 12 in your letter dated September 2, 2022. Also, ensure you incorporate all proposed changes provided in each of your previous response letters, including the comments herein, in your amended
      Form 20-F when filed.
       You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen
Collins, Accounting Branch Chief at 202-551-3499 with any questions.



                                                          Sincerely,
FirstName LastNameKarl Kan Zhang
                                                          Division of
Corporation Finance
Comapany NameCooTek(Cayman)Inc.
                                                          Office of Technology
November 10, 2022 Page 2
cc:       Haiping Li
FirstName LastName